FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5) The Hongkong and Shanghai Banking Corporation Limited	Hang Seng Bank Limited (Stock Codes: 11 (HKD Counter) and 80011 (RMB Counter))

JOINT ANNOUNCEMENT

(1) PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED
BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE

AND

(2) PROPOSED WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

UPDATE ON TIMELINE FOR DESPATCH OF SCHEME DOCUMENT

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order) BofA Securities Goldman Sachs	Financial Adviser to Hang Seng Bank Morgan Stanley
Financial Adviser to HSBC Asia Pacific The Hongkong and Shanghai Banking Corporation Limited

Reference is made to the joint announcement dated 9 October 2025 jointly issued by HSBC Holdings plc ("HSBC Holdings"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") pursuant to Rule 3.5 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") regarding, among others, the proposal for the privatisation of Hang Seng Bank by HSBC Asia Pacific by way of a scheme of arrangement under section 673 of the Companies Ordinance (the "Rule 3.5 Announcement"). Unless otherwise defined herein, capitalised terms used herein shall have the same meanings as those defined in the Rule 3.5 Announcement.

UPDATE ON TIMELINE FOR DESPATCH OF SCHEME DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, HSBC Asia Pacific and Hang Seng Bank are required to despatch the Scheme Document to the Hang Seng Bank Shareholders within 21 days after the date of the Rule 3.5 Announcement (in this case, on or before 30 October 2025), unless the Executive's consent is otherwise obtained.

As mentioned in the Rule 3.5 Announcement and given the time required for (i) the preparation of the information to be contained in the Scheme Document, including the letter of advice from the Hang Seng Bank IFA and the recommendation of the Hang Seng Bank IBC; and (ii) the procedures of the High Court in respect of the Scheme, an application has been made to the Executive pursuant to Rule 8.2 of the Takeovers Code for, and the Executive has granted consent to, an extension of the latest date for despatch of the Scheme Document from 30 October 2025 to 17 December 2025.

A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement to be jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank upon despatch of the Scheme Document. On the basis that the Scheme Document is despatched on or before 17 December 2025, subject to the satisfaction (or, if applicable, waiver) of the Conditions, the Proposal is currently expected to be completed within the first quarter of 2026. Further announcement(s) will be made on the status and progress of the Proposal if and when appropriate in accordance with the Takeovers Code, the Hong Kong Listing Rules and applicable laws and regulations.

WARNING: Shareholders and/or potential investors of HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders and/or potential investors of HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer, registered institution in securities, bank manager, solicitor and/or other professional adviser.

For and on behalf of HSBC Holdings plc Brendan Nelson Group Chairman	For and on behalf of Hang Seng Bank Limited Edward Cheng Wai Sun Chairman
For and on behalf of The Hongkong and Shanghai Banking Corporation Limited Dr. Peter Wong Tung Shun Non-executive Chairman

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, and Swee Lian Teo†.

* Independent non-executive Chair
† Independent non-executive Director

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun#, David Gordon Eldon*, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough*, Judy Chau Lai Kun*, Edward Cheng Wai Sun*, Sonia Cheng Chi Man*, Choi Yiu Kwan*, Andrea Lisa Della Mattea*, Manveen (Pam) Kaur#, Rajnish Kumar*, Beau Kuok Khoon Chen*, Fred Lam Tin Fuk* and Annabelle Long Yu*.

# Non-executive Directors
* Independent Non-executive Directors

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Luanne Lim Hui Hung (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

# Non-executive Directors
* Independent Non-executive Directors

Hong Kong, 30 October 2025

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987
Hang Seng Bank Limited 恒生銀行有限公司 Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong Incorporated in Hong Kong with limited liability
The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司 Registered Office and Group Head Office: 1 Queen's Road Central, Hong Kong Incorporated in Hong Kong with limited liability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 October 2025